UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

EMERGING FUELS TECHNOLOGY, INC.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

918-286-6802

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the Company’s Offering Circular dated September 26, 2023 and elsewhere in this Report.

Overview

Emerging Fuels Technology Inc. (the “Company”) is an energy technology company with a headquarters, research and development, and lab operating facility located in Tulsa, Oklahoma. The Company has a growing patent portfolio with historic operating revenue from laboratory and engineering services, contract research, technology license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to profitably turn waste sources of carbon into drop-in compatible fuels and chemicals that greatly reduce Green House Gases (“GHG”) emissions.

There are multiple paths for producing renewable fuels and chemicals with the Company’s technology. Generally, this conversion takes three steps. Step one is conversion of renewable feedstocks into synthesis gas comprising Carbon Monoxide (CO) and Hydrogen (H2) which is sourced from multiple technology providers in the market. For steps two and three, the Company has developed technology which includes Fischer Tropsch synthesis to make synthetic crude oil and upgrading of the synthetic crude into finished renewable fuels products. This technology has taken years to develop, perfect and position for commercialization and the Company is one of a handful of companies with commercially viable technology.

The Company has developed two new configurations of its technology that significantly expands its commercial opportunities. These configurations are:

(1)	BioGTL - a very small 75-100 barrel per day (BPD) plant that produces renewable diesel or jet fuel from biogas feedstocks. The BioGTL plant is designed to utilize waste gases from landfills, wastewater treatment plants or agricultural digesters. The total resource base in the United States alone is estimated to be large enough to support over 2,000 BioGTL plants.

(2)	FlareBuster is a 500 BPD plant designed for conversion of flared natural gas feed with greatly reduced GHG emissions. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas.

These products align with the world’s green energy initiatives by significantly reducing GHG emissions.

Currently our licensing business includes clients with commercial licensed plants in start-up or under construction, and others are in detailed design and are positioning to be the technology provider for a growing number of renewable fuels projects. The Company believes that substantial growth is achievable by using its BioGTL and FlareBuster technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others. The Company is raising funds to implement a business plan to expand our renewable/alternative fuels business.

Historically our operating results are most influenced by our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can also drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. For instance, revenue for licensing, which includes catalyst income, was $7,225 for the first six months of 2023 compared to $1,675,000 for licensing and catalyst income from one client during the year ended December 31, 2022 and $993,000 for licensing and catalyst income from four clients during the year ended December 31, 2021.

2

Critical Accounting Policies and Estimates

The Management Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from previously estimated amounts due to different assumptions or conditions. The following critical accounting policies which involve significant judgements and estimates, are used in the preparation of our financial statements:

Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst and revenue sharing marketing costs upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance or delivery obligations is deferred and revenue will be recognized when the obligations have been met.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

3

Operating Lease Asset and Liability

The Company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use (ROU) asset and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the leases is not easily determinable, the Company elected to use the risk-free rate for the same period of time as the lease discount rate.

Lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. For leases with the initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rent expense. Variable payments, short-term rentals in payments associated with non-lease components are expensed as incurred.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Results of Operations

For the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenue

The following table summarizes revenues and the percent change from the prior year:

	For the Six Months Ended June 30,
	2023	2022	% Change
Revenue
Lab and licensing	$368,225	$37,000	895.2%
Engineering and technical	133,062	298,950	-55.5%
Other	580	84,671	-99.3%
Total revenue	$501,867	$420,621	19.3%

Revenue increased 19.3% in 2023 compared to the comparable period in 2022 primarily due to lab and licensing increases. Revenue for licensing, which includes catalyst income, was $7,225 during 2023 and $0 for licensing and catalyst income in 2022. Lab services income increased $324,000 in 2023 primarily for projects to provide fuels samples for clients. Engineering revenues declined 55.5% in 2023 when compared to the prior year due to a decrease in contract engineering projects during 2023 when compared to 2022. Other revenue declined $84,091 in 2023 primarily due to $72,981 for Employee Retention Credits that were received in 2022.

4

Lab and Engineering Costs

The following table summarizes lab and engineering costs and the percent change from the prior year:

	For the Six Months Ended June 30,
	2023	2022	% Change
Lab and Engineering Costs
Payroll and benefits	$224,785	$220,995	1.7%
Subcontracted services	167,523	253,118	-33.8%
Gas costs	79,887	68,086	17.3%
Other	17,626	16,553	6.5%
	$489,821	$558,752	-12.3%

Lab and engineering costs declined 12.3% when 2023 is compared with 2022. This decline is primarily associated with decreased contract engineering projects during 2023 utilizing subcontracted services when compared to 2022. Gas usage cost increased due to increased production of product samples for clients in 2023 when compared to the prior year.

Operating Expenses

The following table summarizes operating expenses and the percent change from the prior year:

	For the Six Months Ended June 30,
	2023	2022	% Change
Operating Expenses
Payroll and benefits	$324,966	$315,147	3.1%
Contract and professional services	191,900	193,381	-0.8%
Rent	36,834	36,554	0.8%
Utilities	23,124	24,954	-7.3%
Depreciation and amortization	23,919	22,976	4.1%
Loss on asset impairment	4,845	–
Other	53,417	38,613	38.3%
Total operating expenses	$659,005	$631,625	4.3%

Operating expenses increased 4.3% in 2023 when compared to 2022. The 3.1% increase in payroll and benefits is primarily attributed to increased health benefit and payroll tax rates. The 4.1% increase in depreciation and amortization was attributed to increased depreciation and amortization associated with purchases of property and equipment and increased patent and trademark costs in 2023 of $31,612 when compared with $7,461 in 2022. A $4,845 loss on asset impairment was recognized in 2023 for unamortized costs associated with the abandonment of a patent and a trademark that have no future use for the Company. The 38.3% increase in other operating expenses was attributed to increased subscription costs of approximately $7,500 for access to software tools and hosted websites, increased promotion costs of approximately $1,500 in association with the Regulation A offering described below and increased business travel costs of approximately $5,400.

Other Income (Expense)

The following table summarizes other income (expense) and the percent change from the prior year:

	For the Six Months Ended June 30,
	2023	2022	% Change
Other Income (Expense)
Interest income (expense), net	$(30,576)	$(47,036)	-35.0%
Total other Income (expense)	$(30,576)	$(47,036)	-35.0%

5

On September 3, 2020 the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. Borrowings under this loan bear interest at 3.75% per annum.

In August 2021, the Company issued $750,000 of convertible notes. Initially, the notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. In connection with this issuance, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. When warrants are issued in connection with debt, GAAP requires the proceeds from the debt issuance to be allocated between the debt and the warrants based on their relative fair values and this resulted in $4,765 being allocated to the warrants, which was recorded as debt discount and were amortized over the initial term of the convertible notes. During 2022, holders of $100,000 of the convertible notes elected to convert principal and interest into 220,000 shares of non-voting common stock.

Interest income (expense), was a net interest expense of $30,576 compared to a net interest expense of $47,036 in 2022.

Net Interest expense in 2023 includes convertible debt interest of $35,456 and interest on EIDL debt of $9,298 offset by interest income earned primarily from interest bearing deposit accounts of $14,178 in 2023.

Net Interest expense in 2022 includes convertible debt interest of $37,192 and accretion of debt discounts of $2,382 plus interest on the EIDL debt of $9,298 offset by interest from interest bearing deposit accounts of $1,836 in 2022.

Liquidity and Capital Resources

At June 30, 2023, our principal sources of liquidity consisted of cash and cash equivalents of $2.1 million and accounts receivable of $89,350. This compares with June 30, 2022 cash and cash equivalents of $862,276 and accounts receivable of $6,047.

For the six months ended June 30, 2023, the increase in cash of $605,908 was provided primarily by $538,773 of operating activities and $98,747 in proceeds from issuance of non-voting stock, partially offset by $31,614 used for the purchase of equipment and spending for patents and trademarks.

The cash flows provided by operating activities were primarily attained by increases in deferred revenues from collections on customer contracts in advance of earnings of $1,178,082. Additionally, other operating assets and liabilities provided $9,462. These funds provided were partially offset by a net operating loss of $677,535, net of $23,919 in non-cash charges for depreciation and amortization and asset impairment losses of $4,845, that resulted in a net use of funds of $648,771.

For the six months ended June 30, 2022, the decrease in cash of $379,459 was used primarily for $396,139 of operating activities partially offset by $24,141 in proceeds from issuance of non-voting stock.

In the prior year, the cash flows used in operating activities included a net operating loss of $816,792, net of $25,358 in non-cash charges for depreciation, amortization, and accretion of debt discount that resulted in a net use of funds of $791,434. Additionally, funds of $220,361 were used to acquire inventory materials and services associated with projects to provide contracted technology demonstration sites for clients. These uses of funds were partially offset from increases in deferred revenues from collection on customer contracts in advance of earnings of $602,175.

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021, and proceeds from this offering through December 31, 2022 were $52,380. An additional $98,747 of proceeds were received during the six months ended June 30, 2023. The Company believes the complexity of the Company’s marketing message and the uniqueness of being the first renewable energy company to conduct a Regulation A offering that was not a wind or solar business may have contributed to slower acceptance of our offering. The Company expects to revise and renew marketing efforts for our offering in 2023 when additional commercial transactions may be finalized. The Company filed a post-qualification amendment to the offering statement on September 15, 2023 to extend the offering for another year; the amendment was qualified on September 26, 2023.

6

Historically our operating results and liquidity has been tied to our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. Previously, the Company’s most recent capital raise was $3.0 million and occurred in December 2015 and the Company has relied on operating results since that last capital transaction.

Although our audited financial statements for the year ended December 31, 2022 was prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanied our financial statements for the year ended December 31, 2022 contained a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, the Company has incurred cumulative operating losses since inception. The operating losses continued during the six months ended June 30, 2023.

Management understands that the negative results are not sustainable. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) market acceptance and commercial viability of the Company’s technology; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices and the need for energy security; (ii) the Company continues discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects.

In August 2022, $650,000 of the convertible notes were extended and are due and payable in full on the second anniversary of the execution date in 2023 and bear interest at 10% per annum. In addition, $100,000 of the convertible notes elected to convert principal and interest into 220,000 shares of non-voting common stock shares.

Subsequently, in August 2023, $425,000 of the convertible notes were extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. In addition, holders of $175,000 of the convertible notes elected to convert principal and interest into 423,500 shares of non-voting common stock shares. Payments of $60,500 were made to the remaining maturing note holders.

The Company will continue to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

Based upon the Company’s current operating plan, management expects that cash on June 30, 2023, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Trend Information

Interest in renewable fuels has increased dramatically over the last couple of years. Much of this increase can be attributed to higher oil prices and the need for energy security. The Company has continuing discussions with several large companies seeking a strategic partnership to develop their resources. We are also seeing a higher level of inquiries from project developers seeking to license our technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. We expect this trend to continue for the foreseeable future. Our BioGTL plant design gives the Company another entry into the renewable fuels space. The increased interest in renewable fuels is also causing an increase in activity in our research lab associated with our licensee projects or potential licensee projects.

Item 2. Other information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

7

EMERGING FUELS TECHNOLOGY, INC.

FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

(Expressed in United States Dollar)

8

EMERGING FUELS TECHNOLOGY, INC.

Balance Sheets

June 30, 2023 (Unaudited) and December 31, 2022 (Audited)

	June	December
	2023	2022
ASSETS

Current Assets
Cash	$2,114,949	$1,509,041
Accounts receivable, net	89,350	125,282
Inventories	10,947	9,249
Prepaid expenses	36,035	20,753
Total current assets	2,251,281	1,664,325

Property and equipment, net	77,688	86,975
Intangible assets, net	232,579	220,444
Operating lease asset	5,483	38,029
Other assets	36,403	36,403

Total assets	$2,603,434	$2,046,176

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$161,286	$160,520
Accrued expenses	303,658	313,914
Operating lease liability	5,483	38,029
Deferred revenue	239,707	61,625
Short-term debt, net of discount	650,000	650,000
Total current liabilities	1,360,134	1,224,088

Deferred revenue	2,085,750	1,085,750
Debt	500,000	500,000
Total liabilities	3,945,884	2,809,838

Commitments and Contingencies

Preferred stock, par value $.000001 per share, 20,000,000 authorized: 3,766,588 issued and outstanding in 2023 and 2022	3,000,000	3,000,000

Stockholders' equity (deficit)
Common stock, par value $.000001 per share, 110,000,000 authorized: 30,073,029 issued and 27,352,941 outstanding in 2023 and 2022	32	32
Non-Voting stock, par value $.000001 per share, 110,000,000 authorized: 261,980 and 234,550 shares issued and outstanding in 2023 and 2022, respectively	–	–
Additional paid on capital	9,592,987	9,494,240
Treasury stock, at cost; 2,720,088 shares	(10,000)	(10,000)
Accumulated deficit	(13,925,469)	(13,247,934)
Total stockholders' equity (deficit)	(4,342,450)	(3,763,662)

Total liabilities and stockholders' equity (deficit)	$2,603,434	$2,046,176

See Notes to Financial Statements

9

EMERGING FUELS TECHNOLOGY, INC.

Statements of Operations

For the Six Months Ended June 30, 2023 and 2022

	(Unaudited)
	June	June
	2023	2022
Revenue
Lab and licensing	$368,225	$37,000
Engineering and technical	133,062	298,950
Other	580	84,671
Total revenue	501,867	420,621

Lab and Engineering Costs
Payroll and benefits	224,785	220,995
Subcontracted services	167,523	253,118
Gas costs	79,887	68,086
Other	17,626	16,553
Total lab and engineering	489,821	558,752

Operating Expenses
Payroll and benefits	324,966	315,147
Contract and professional services	191,900	193,381
Rent	36,834	36,554
Utilities	23,124	24,954
Depreciation and amortization	23,919	22,976
Loss on asset impairment	4,845	–
Other	53,417	38,613
Total operating expenses	659,005	631,625

Loss from operations	(646,959)	(769,756)

Other Income (Expense)
Interest income (expense), net	(30,576)	(47,036)
Total other Income (expense)	(30,576)	(47,036)

Net loss	$(677,535)	$(816,792)

Net loss per common share - basic and diluted	$(0.02)	$(0.03)
Weighted average number of common shares outstanding:
Basic and diluted	27,593,044	27,361,963

See Notes to Financial Statements

10

EMERGING FUELS TECHNOLOGY, INC.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2023 and 2022

		Non-Voting	Additional
	Common	Common	Paid-in	Treasury	Accumulated		Mezzanine
	Stock	Stock	Capital	Stock	Deficit	Total	Equity

Balances December 31, 2022	$32	$–	$9,494,240	$(10,000)	$(13,247,934)	$(3,763,662)	$3,000,000

Issuance of Non-voting Stock			98,747			98,747

Net Loss for the Six Months Ended June 30, 2023					(677,535)	(677,535)	–

Balances June 30, 2023	$32	$–	$9,592,987	$(10,000)	$(13,925,469)	$(4,342,450)	$3,000,000

		Non-Voting	Additional
	Common	Common	Paid-in	Treasury	Accumulated		Mezzanine
	Stock	Stock	Capital	Stock	Deficit	Total	Equity

Balances December 31, 2021	$32	$–	$9,353,093	$(10,000)	$(13,196,122)	$(3,852,997)	$3,000,000

Issuance of Non-voting Stock			24,141			24,141

Net Loss for the Six Months Ended June 30, 2022					(816,792)	(816,792)	–

Balances June 30, 2022	$32	$–	$9,377,234	$(10,000)	$(14,012,914)	$(4,645,648)	$3,000,000

See Notes to Financial Statements

11

EMERGING FUELS TECHNOLOGY, INC.

Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

	(Unaudited)
	June	June
	2023	2022
Cash Flows From Operating Activities
Net loss	(677,535)	$(816,792)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on asset impairment	4,845
Depreciation and amortization	23,919	22,976
Accretion of debt discount		2,382
Changes in operating assets and liabilities:
Accounts receivable	35,932	27,698
Inventory	(1,698)	(220,361)
Prepaid expenses	(15,282)	42,912
Accounts payable	766	(137,766)
Accrued expenses	(10,256)	80,637
Deferred revenues	1,178,082	602,175
Net cash provided by (used in) operating activities	538,773	(396,139)

Cash Flows From Investing Activities

Purchase of property and equipment	(5,606)	(2,216)
Patent and trademark costs	(26,006)	(5,245)
Net cash used in investing activities	(31,612)	(7,461)

Cash Flows From Financing Activities
Non-Voting stock proceeds	98,747	24,141

Net cash provided by financing activities	98,747	24,141

Increase in cash	$605,908	$(379,459)

Cash and cash equivalents - beginning	$1,509,041	$1,241,735

Cash and cash equivalents - ending	$2,114,949	$862,276

Supplemental disclosures:
Cash paid for operating lease	$32,928	$32,878
Cash paid for interest	$10,136	$–

See Notes to Financial Statements

12

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 1	Summary of Significant Accounting Policies

Nature of Business

Emerging Fuels Technology, Inc. (the Company) is a well-established energy technology company with a research and development facility in Tulsa, Oklahoma. The Company has a growing portfolio of 31 granted or pending patents and trademarks with historic revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to convert waste sourced of carbon into drop-in compatible fuels and chemicals that reduce greenhouse gas.

Liquidity and Future Operations

Although our audited financial statements for the year ended December 31, 2022 was prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the year ended December 31, 2022 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Specifically, the Company has incurred cumulative operating losses since inception, and may incur additional losses in the future. The operating losses continued during the six months ended June 30, 2023.

Management understands that the negative results are not sustainable. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) market acceptance and commercial viability of the Company’s technology; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices and the need for energy security; (ii) the Company has opened discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass, municipal solid waste, and biogases to liquid fuels and CO2 to fuels projects. Additionally, the Company continues to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

Based upon the Company’s current operating plan, management expects that cash at June 30, 2023, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

13

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 1	Summary of Significant Accounting Policies - Continued

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash. The Company also routinely assesses the financial strength of its customers and any associated accounts receivable credit risk exposure and records a reserve if needed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. Management determined that these conditions existed and continue to exist, and an allowance for doubtful accounts was established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value. Inventories are comprised of gases used in our lab operations and can include materials and services purchased associated with projects for clients.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Lab Equipment	7
Office Furniture and Equipment	5
Computers	3

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

14

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 1	Summary of Significant Accounting Policies - Continued

Operating Lease Asset and Liability

The Company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use (ROU) assets and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the leases is not easily determinable, the Company elected to use the risk-free rate for the same period of time as the lease discount rate.

Lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. For leases with the initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rent expense. Variable payments, short-term rentals in payments associated with non-lease components are expensed as incurred.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Advertising

The Company expenses all advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and debt borrowings approximates fair value due to the nature and maturity of these instruments.

Earnings Per Share

Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. The computation of diluted earnings per share for the six months ended June 30 2023 and 2022 excluded the impact of the assumed conversion of the Series A preferred stock and convertible notes, and the assumed exercise of warrants and stock options, because they would have been anti-dilutive.

15

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 2	Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst, and revenue sharing marketing costs, upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is recorded as deferred revenue and revenue will be recognized when the obligations have been met.

Note 3	Property and Equipment

Property and equipment consisted of the following:

	June 30,	December 31,
	2023	2022

Lab Equipment	$778,699	$775,658
Office Furniture and Equipment	109,163	108,295
Computers	28,543	26,846
	916,405	910,799
Less: Accumulated Depreciation	(838,717)	(823,824)

Property and Equipment, Net	$77,688	$86,975

Depreciation expense amounted to $14,893 and $12,255 for the six months ended June 30, 2023 and 2022, respectively.

16

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 4	Intangible Assets

Intangible assets consisted of the following:

	June 30,	December 31,
	2023	2022

Patents and Trademarks	$311,209	$294,420
Less: Accumulated Amortization	(78,632)	(73,976)

Intangible Assets, Net	$232,577	$220,444

Amortization expense amounted to $9,026 and $7,722 for the six months ended June 30, 2023 and 2022, respectively. Amortization expense for each of the next five years will be approximately $18,300. An impairment loss in the amount of $4,845 was recognized in 2023 for unamortized costs associated with the abandonment of a patent and a trademark that have no future use for the Company.

Note 5	Debt

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Borrowings under this loan bear interest at 3.75% per annum. The loan is secured by a security interest on all of the Company’s assets.

On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. Payment on the debt was deferred until March 2023 when the Company began payments of monthly principal and interest of $2,534 that are applied first to any interest accruing during the repayment deferral period. All remaining principal and accrued interest is due and payable September 2050. The loan may be repaid at any time without penalty. Accrued interest on this loan amounted to $30,534 at June 30, 2023 and $31,372 at December 31, 2022. Interest paid during the six months ended June 30, 2023 was $10,136.

Estimated maturities on the above obligation are as follows:

December 31,	2023	$–
	2024	–
	2025	–
	2026	10,295
	2027	12,256
	Thereafter	477,449

		$500,000

In August 2021, the Company issued $750,000 of convertible notes. The notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum.

17

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 5	Debt - Continued

During August 2022, holders of $100,000 of the convertible notes elected to convert the principal and accrued interest of $10,000 into 220,000 shares of non-voting common stock shares. The remaining $650,000 of the convertible notes were extended and are due and payable in full on the second anniversary of the execution date.

In August 2023, another $175,000 of the convertible note holders elected to convert principal and accrued interest of $36,750 into 423,500 shares of non-voting common stock shares and holders of $425,000 of the convertible notes were extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. Additionally, payments of $60,500 were made to the remaining maturing note holders. (See Note 13)

At any time prior to payment in full of the outstanding principal balance and accrued interest, the holder of the convertible note may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share.

In connection with this issuance, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. When warrants are issued in connection with debt, GAAP requires the proceeds from the debt issuance to be allocated between the debt and the warrants based on their relative fair values. The Company estimated the fair value of the convertible notes based on a comparison to the interest rate for similar notes issued without warrants. The fair value of the warrants was estimated on the grant date using the Black-Scholes valuation model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	1.29%
Exercise price	$0.50

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the term of the warrant.

This resulted in $4,765 being allocated to the warrants, which was recorded as debt discount and will be amortized over the term of the convertible notes. Amortization of debt discount amounted to $0 and $2,382 for the six months ended June 30, 2023 and 2022, respectively, and is included in interest expense on the Statements of Operations. Accrued interest on these notes amounted to $125,462 at June 30, 2023 and $90,006 at December 31, 2022.

Note 6	Income Taxes

The Company has temporary differences between book and tax related to depreciation, stock based compensation, patents and deferred revenues. Additionally, as of December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $11.3 million to offset future taxable income, which expire beginning in 2031.

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred income tax assets and liabilities and estimates of projected future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company’s historical net losses, management did not believe that it was more likely than not that the Company would realize the benefits of these deferred tax assets and accordingly, a full valuation allowance was recorded against the deferred tax assets.

The Company files a U.S. federal income tax return for which the statute of limitations remains open for the 2018 tax year and beyond. U.S. state jurisdictions have statutes of limitations ranging from 3 to 6 years.

18

 EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 7	Stock Option Plan

The Company has an equity award plan (the Plan), which allows for the grant of equity-based compensation awards to management, key employees and non-employee directors. Under the Plan, the Company is authorized to grant up to 7,030,000 equity awards. The Company has issued stock options under the Plan which contain certain vesting requirements based on service or the achievement of certain performance goals.

During 2021, performance-based stock options to acquire 1,200,000 shares of common stock at a per share exercise price of $0.5045 were granted to two members of management. These options vest based on the achievement of certain financing goals. The fair value of these options on the date of grant was estimated at approximately $19,800 using the Black-Scholes option pricing model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	0.53%
Expected life of options	4 years

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the expected life of the option.

There were no equity awards during the six months ended June 30, 2023 and 2022. There were 1,300,000 stock options outstanding as of June 30, 2023 with a weighted-average exercise price per share of $0.60. Stock options exercisable as of June 30, 2023 were 300,000 with a weighted-average exercise per share of $0.90.

There were 2,670,000 stock options outstanding as of December 31, 2022 with a weighted-average exercise price per share of $0.70. Stock options exercisable as of December 31, 2022 were 1,670,000 with a weighted-average exercise per share of $0.81.

Note 8	Equity

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021 and the Company filed a post-qualification amendment to the offering statement on September 12, 2022 to extend the offering for another year; the amendment was qualified on September 19, 2022. The Company filed a second post-qualification amendment to the offering statement on September 15, 2023 to extend the offering for another year. Proceeds from this offering were $98,747 for the six months ended June 30, 2023 and $24,141 for the six months ended June 30, 2022.

Preferred Stock

The Company entered into a stock purchase agreement dated December 2, 2015, whereby the Company issued 3,766,588.2 shares of Series A Stock, par value $0.000001 per share, for a purchase price of $3,000,000 or $0.796477 per share.

The stock purchase agreement provided that the shareholder shall have the right to require the Company to repurchase all or a portion of its Series A shares at any time on or after the fifth anniversary of the issuance of the shares. This put option originally terminated no later than 10 years after issuance. In May 2021, the stock purchase agreement was amended to change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022, in which case the put option timeframe reverts back to the fifth anniversary. In addition, the term of the put option was extended from 10 years to 12 years after issuance. The Company did not raise the $15 million, therefore the put option timeframe reverted back to the fifth anniversary and the term of the put option continues to be 12 years after issuance.

19

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 8	Equity- Continued

The holders of the Series A Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Stock until the holders of shares of Series A Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, (iii) the conversion of all Series A shares to shares of common stock. As of June 30, 2023, there are no amounts due under this arrangement.

In the case of liquidation, before any payment is made to the holders of shares of common stock, the holders of shares of the Series A Stock shall be entitled to receive the original per share purchase price less cumulative paid dividends. Any residual assets will be shared ratably between the holders of the Series A Stock, common stockholders, and any other series of preferred stock.

The holders of the Series A Stock shall have the right to convert the shares into common stock at a rate of one-to-one. Holders of the Series A Stock shall be entitled to a Board seat and shall have the right to vote on all matters submitted to a vote of shareholders and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder’s shares of Series A Stock could be converted.

The Series A preferred stock shares are accounted for outside of permanent equity due to the terms of the repurchase provision of the preferred stock.

The following table summarizes the shares of stock issued as of June 30, 2023 and December 31, 2022:

		Non-Voting
	Common Stock	Common Stock	Preferred Stock

Shares at December 31, 2022	30,073,029	234,550	3,766,588

Issued		27,430

Shares at June 30, 2023	30,073,029	261,980	3,766,588

Note 9	Related Party and Catalyst Sale Transactions

During 2020, a former shareholder and customer of the Company liquidated its business under Chapter 7 of the U.S. Bankruptcy Code. In connection with this liquidation, the Company repurchased 2,720,087 shares of the Company’s common stock held by the former shareholder for a purchase price of $10,000, which was agreed to by the bankruptcy trustee. The stock is held in treasury, with shares presented on the balance sheet and statements of changes in stockholders’ equity (deficit) on a post-split basis and is reported at cost on the balance sheet. In addition, the Company agreed to take possession of a catalyst owned by the former shareholder and customer and assist with identifying buyers for that catalyst. The Company and the bankruptcy trustee agreed to share any proceeds remaining, after payments to suppliers. In 2022, the Company entered into agreements with a buyer, and the bankruptcy trustee, for the sale of this EFT proprietary catalyst owned by a former shareholder and customer. The catalyst sales price was $4.2 million and after payments to suppliers of $850,000, and the shared proceeds with the bankruptcy trustee, the Company recognized income of $1,625,000 for proceeds received when the catalyst was delivered to the buyer. (See Note 12)

20

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 10	Warrants

The Company issued stock purchase warrants in connection with the issuance of the convertible notes during 2021. The warrants entitle the holders to purchase 1,500,000 shares of non-voting common stock at an exercise price per share of $0.50. As of June 30, 2023 and December 31, 2022, all warrants remain outstanding. The warrants expire in 2031 (See Note 5).

The Company issued stock purchase warrants to certain shareholders in connection with the sale of common and preferred stock. The warrants entitle the holder to purchase shares of common stock at a price per share specified in the warrant agreement. As of June 30, 2023 and December 31, 2022, warrants to purchase 1,240,000 shares of common stock were outstanding with a weighted-average exercise price per share of $1.30. The warrants expire in 2024.

Note 11	Operating Lease

The Company leases its Tulsa, Oklahoma facility, which requires monthly rent payments through July 31, 2023. In addition, the Company has other month-to-month leases for storage facilities.

Future maturities of our lease liability as of June 30, 2023, are as follows:

Total undiscounted lease obligation	$5,488

Less imputed interest	(5)

Net lease obligations	$5,483

Effective August 1, 2023, the Company renewed this facility lease for an additional three years at lease terms similar to those of the expiring lease.

Note 12	Commitments and Contingencies

In 2022, the Company and the buyer in the catalyst sales transaction (see Note 9) entered into a separate letter agreement whereby the Company would purchase seven metric tons of catalyst from the buyer for approximately $700,000. Additionally, this agreement provided that if the Company and the buyer have not entered into a mutually agreeable definitive documentation for a site license agreement within six months of the catalyst sale, the buyer can request (1) the Company to use its best efforts to acquire the catalyst originally purchased by the buyer at the price paid by the buyer and (2) if the Company is unable to repurchase the catalyst, the Company will use its best efforts to arrange for a sale of the catalyst to another licensee of the Company. As of the date of these financial statements, the Company and the buyer have not entered into a site license agreement, and the buyer has not made any additional request under the separate letter agreement.

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

21

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND DECEMBER 31, 2022

Note 13	Subsequent Events

In August 2023, $425,000 of the convertible notes were extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. In addition, holders of $175,000 of the convertible notes elected to convert principal and interest into 423,500 shares of non-voting common stock shares. Payments of $60,500 were made to the remaining maturing note holders.

The extended notes continue to allow at any time prior to payment in full of the outstanding principal balance and accrued interest and the holder may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share.

In December 2022, one of the Company’s licensees had its biofuels facility foreclosed upon by such licensee’s debtholder.  In April 2023, the facility was sold at an auction to satisfy the obligations of such licensee.  The licensing rights to the Company’s technology which covered the facility were not part of such auction.  As such, the acquiring entity (i) did not obtain the licensing rights to the Company’s technology for use at the facility and (ii) has no plans to operate the facility utilizing the Company’s technology.  In July 2023, the Company issued termination notices under three separate agreements (Site License Agreement, Catalyst Purchase Agreement, and Technical Services Agreement) to such licensee and its debtholder.  In August 2023, after neither the licensee nor its debtholder cured any of the conditions which were the basis of such termination notices, all of aforementioned agreements terminated, including any performance guarantees contained therein.  The termination of these agreements resulted in the Company recognizing $605,750 in paid license and service fees that had been reported as deferred revenue.

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 27, 2023, the date that the financial statements were available to be issued.

22

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended*
2.2	Bylaws*
3.1	Sixth Amended and Restated Shareholders Agreement**
3.2	Stock Purchase Agreement dated December 2, 2015, as amended**
3.3	Amendment No. 1 to Sixth Amended and Restated Shareholders Agreement, dated as of October 28, 2021***
4.1	Form of Subscription Agreement*
6.1	Broker Agreement with Dalmore Group, LLC**
6.2	Employment Agreement of Kenneth Agee**
6.3	Employment Agreement of Mark Agee**
6.4	Employment Agreement of Edwin Holcomb**
6.5	2013 Equity Award Plan, as amended**
6.6	Amendment to Broker-Dealer Agreement, dated January 4, 2022****
8	Form of Escrow Agreement*

__________________

*	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on September 10, 2021.
**	Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 2, 2021.
***	Incorporated by reference to the Company’s Current Report on Form 1-U dated October 28, 2021.
****	Incorporated by reference to the Company’s Current Report on Form 1-U dated January 4, 2022.

23

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on September 27, 2023.

EMERGING FUELS TECHNOLOGY, INC.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President
Date: September 27, 2023

/s/ Edwin L. Holcomb Jr.
By Edwin L. Holcomb Jr., Chief Accounting Officer and principal financial officer
Date: September 27, 2023

24